SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG houston LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

November 1, 2012

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 242 to the Registration Statement on Form
N-1A of BlackRock FundsSM (the “Trust”) relating to
BlackRock Short Obligations Fund and BlackRock Ultra-Short
Obligations Fund (collectively the “Funds”)

Dear Mr. Ganley:

Set forth below is the Trust’s response to the comment of the staff of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on October 31, 2012 regarding the Trust’s Post-Effective Amendment No. 242 to its Registration Statement on Form N-1A filed with the Commission on October 15, 2012 for the purpose of registering the new series of the Trust. The Staff’s comment is described below and has been summarized to the best of our understanding. We have discussed the Staff’s comment with representatives of the Trust. The Trust’s response to the Staff’s comment is set out immediately under the summarized comment below.

Statement of Additional Information

Comment 1. Investment Restrictions

Mr. Ganley stated that the concentration restriction set forth in the fundamental investment restrictions should be clarified.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

November 1, 2012

Response: The investment restriction regarding the concentration policy of each Fund will be revised in a subsequent post-effective amendment to read as follows:

“Each Fund may not:

1. Concentrate its investments in a particular industry, as that term is used in the Investment Company Act, except that the Fund will concentrate its investments in obligations of issuers in the financial services industry, or in obligations, such as repurchase agreements, secured by such obligations (unless the Fund is in a temporary defensive position).”

* * * * * * * * * *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5511 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Douglas McCormack

Douglas McCormack

cc:	Benjamin Archibald Tricia Meyer John A. MacKinnon